As filed with the Securities and Exchange Commission on August 24, 2023

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 3)

INTERNATIONAL GENERAL INSURANCE HOLDINGS LTD.
(Name of Subject Company (Issuer))

INTERNATIONAL GENERAL INSURANCE HOLDINGS LTD. (Offeror)
(Names of Filing Persons (Identifying Status as Offeror, Issuer or Other Person))

Warrants exercisable for common shares at an exercise price of $11.50 per share
(Title of Class of Securities)

G4809J114
(CUSIP Number of Class of Securities)

Walid Wasef Jabsheh
Chief Executive Officer
INTERNATIONAL GENERAL INSURANCE HOLDINGS LTD.
74 Abdel Hamid Sharaf Street, P.O. Box 941428,
Amman 11194, Jordan
+962 6 562 2009
(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and
Communications on Behalf of Filing Persons)

With copies to:

Rawan Alsulaiman Chief Legal Officer International General Insurance Holdings Ltd. 74 Abdel Hamid Sharaf Street, P.O. Box 941428, Amman 11194, Jordan +962 6 562 2009	Michael Levitt, Esq. Freshfields Bruckhaus Deringer US LLP 601 Lexington Avenue New York, NY 10022 (212) 277-4000
☐	Check the box if the filing relates solely to preliminary communications before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☒	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

EXPLANATORY NOTE

This Amendment No. 3 (“Amendment No. 3”) amends the Offer to Purchase and Consent Solicitation (together with any additional amendments and supplements, the “Offer Letter”), a copy of which was filed as Exhibit (a)(1)(A) to the Tender Offer Statement on Schedule  TO originally filed by International General Insurance Holdings Ltd., a Bermuda exempted company (“IGI” or the “Company”), on July 28, 2023 (together with any additional amendments and supplements, “Schedule TO”), relating to the tender offer by the Company to purchase for cash up to 17,250,000 of its outstanding warrants to purchase common shares, par value $0.01 per share, at a price of $0.95 per warrant, without interest (the “Offer Purchase Price”). The Offer Letter, together with any amendments or supplements thereto, collectively constitute the “Offer”.

Concurrently with the Offer, the Company is also soliciting consents from holders of its outstanding warrants to amend the Warrant Agreement, dated as of March 15, 2018, by and between Tiberius Acquisition Corporation (“Tiberius”) and Continental Stock Transfer & Trust Company (the “Warrant Agent”), as amended by Amendment No. 1 to the Warrant Agreement dated as of March 17, 2020), by and among the Company, Tiberius and the Warrant Agent (as amended, the “Warrant Agreement”), which governs all of the warrants, to permit the Company to redeem each outstanding warrant for $0.86 in cash, without interest (the “Redemption Price”), which Redemption Price is 10% less than the Offer Purchase Price (the “Warrant Amendment”).

Only those items amended are reported in this Amendment No. 3. Except as amended hereby to the extent specifically provided herein, the information contained in the Schedule TO, the Offer Letter, and the other exhibits to the Schedule TO remains unchanged and are hereby expressly incorporated into this Amendment No. 3 by reference. This Amendment No. 3 should be read with the Schedule TO and the Offer Letter.

Items 1 through 9 and 11.

Items 1 through 9 and 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Second Amended and Restated Offer to Purchase and Consent Solicitation, are hereby amended and supplemented by adding the following text thereto:

“On August 24, 2023, the Company extended the expiration date of the Offer. The Offer was previously scheduled to expire at 12:00 midnight, Eastern Time, at the end of the day on August 24, 2023. The expiration date of the Offer has been extended until 12:00 midnight, Eastern Time, at the end of the day on September 7, 2023, unless further extended or terminated. Continental Stock Transfer & Trust Company, the depositary for the Offer, has indicated that as of 5:00 p.m. Eastern Time on August 23, 2023, (i) 3,878,280 Public Warrants had been validly tendered and not validly withdrawn from the Offer, representing approximately 29% of the outstanding Public Warrants and (ii) 500,000 Private Warrants had been validly tendered and not validly withdrawn from the Offer, representing approximately 11% of the outstanding Private Warrants.”

On August 24, 2023, the Company issued a press release announcing the extension of the expiration date for the Offer. The full text of the press release is attached as Exhibit (a)(5)(iii) to the Schedule TO and is incorporated herein by reference.

Amendments to the Second Amended and Restated Offer to Purchase and Consent Solicitation, Letter of Transmittal and Consent and Other Exhibits to the Schedule TO

All references to “12:00 midnight, Eastern Time, at the end of the day on August 24, 2023” set forth in the Second Amended and Restated Offer to Purchase and Consent Solicitation (Exhibit (a)(1)(A)), Letter of Transmittal and Consent (Exhibit (a)(1)(B)), Notice of Guaranteed Delivery (Exhibit (a)(1)(C)), Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Exhibit (a)(1)(D)), and Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Exhibit (a)(1)(E)) are hereby amended and replaced with “12:00 midnight, Eastern Time, at the end of the day on September 7, 2023”.

The Third Amended and Restated Offer to Purchase and Consent Solicitation and the Amended and Restated Letter of Transmittal and Consent, which include the above extension to the expiration date of the Offer are attached to the Schedule TO as Exhibit (a)(1)(A) and Exhibit (a)(1)(B), respectively.

Only those items amended are reported in this Amendment No. 2. Except as amended hereby to the extent specifically provided herein, the information contained in the Schedule TO, the Amended and Restated Offer to Purchase and Consent Solicitation, the Amended and Restated Letter of Transmittal and Consent and the other exhibits to the Schedule TO remains unchanged and are hereby expressly incorporated into this Amendment No. 2 by reference. This Amendment No. 2 should be read with the Schedule TO.

Item 12. Exhibits.

(a) Exhibits

Exhibit Number	Description
(a)(1)(A)	Third Amended and Restated Offer to Purchase and Consent Solicitation, dated August 24, 2023.
(a)(1)(B)	Amended and Restated Letter of Transmittal and Consent (including Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number on Form W-9).
(a)(1)(C)*	Form of Notice of Guaranteed Delivery.
(a)(1)(D)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated July 28, 2023.
(a)(1)(E)*	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated July 28, 2023.
(a)(2)-(4)	Not Applicable
(a)(5)(i)*	Press Release, dated July 28, 2023, announcing cash tender offer for International General Insurance Holdings Ltd. warrants.
(a)(5)(ii)*	Summary Advertisement, dated July 28, 2023, announcing cash tender offer for International General Insurance Holdings Ltd. warrants.
(a)(5)(iii)	Press Release, dated August 24, 2023, announcing the extension of the expiration date of the cash tender offer for International General Insurance Holdings Ltd. warrants.
(b)	Not Applicable
(d)(1)*	Warrant Agreement, dated March 15, 2018, between Tiberius Acquisition Corporation and Continental Stock Transfer & Trust Company, as warrant agent.
(d)(2)*

Amendment No. 1 to Warrant Agreement, dated as of March 17, 2020, by and among Tiberius Acquisition Corporation, International General Insurance Holdings Ltd., and Continental Stock Transfer & Trust Company.

(d)(3)*	Tender and Support Agreement, dated July 28, 2023, by and among International General Insurance Holdings Ltd. and the public warrant holders party thereto.
(d)(4)*	Tender and Support Agreement, dated July 28, 2023, by and among International General Insurance Holdings Ltd. and the private warrant holder party thereto.
(g)	Not Applicable
(h)	Not Applicable
107	Filing Fee Table

____________

*        Previously filed.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

Dated: August 24, 2023

INTERNATIONAL GENERAL INSURANCE HOLDINGS LTD.
By:	/s/ Walid Wasef Jabsheh
Name:	Walid Wasef Jabsheh
Title:	Chief Executive Officer